CHINA YILI PETROLEUM COMPANY
c/o American Union Securities, Inc.
100 Wall Street, 15th Floor
New York, NY 10005

                                                                                                          October 8, 2009

VIA EDGAR
Karl Hiller
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:           China Yili Petroleum Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed May 18, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 18, 2009
File No. 001-51554

Dear Mr. Hiller:

I am writing in response to your letter dated September 25, 2009. We are actively preparing a response to the comments set forth in your letter. However we will require additional time to provide a complete response. We expect to file our response on EDGAR no later than October 30, 2009.

Yours.

/s/ Chunshi Li
Chunshi Li, Chief Executive Officer